UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LMI Aerospace, Inc.

(Name of Issuer)

Common Stock, par value $0.02

(Title of Class of Securities)

  502079106 (CUSIP Number)

Alexis P. Michas
Juniper Investment Company, LLC
555 Madison Avenue, 24th Floor
New York, New York 10022
(212) 339-8500

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

October 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 502079106	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,116,514
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,116,514
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No. 502079106	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,116,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,116,514
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP No. 502079106	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,116,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,116,514
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 9 Pages

SCHEDULE 13D

CUSIP No. 502079106	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexis P. Michas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,116,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,116,514
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 9 Pages

SCHEDULE 13D

CUSIP No. 502079106	Page 6 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Bartholdson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,116,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,116,514
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 9 Pages

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.02 per share (the “Shares”), of LMI Aerospace, Inc., a Missouri corporation (the “Issuer”), and hereby amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on April 13, 2016 (the “Initial Schedule”), as amended by Amendment No. 1 filed on September 15, 2016 (the “Amendment No. 1”, and together with the Initial Schedule, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.  The Issuer’s principal executive offices are located at 411 Fountain Lakes Blvd., St. Charles, Missouri 63301.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The Shares held by Juniper Fund that are the subject of this Schedule 13D were purchased with funds obtained through capital contributions from investors in Juniper Fund.  Such Shares were purchased in open market purchases for an aggregate purchase price of approximately $12,460,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)           The percentages used herein are calculated based upon 13,546,794 Shares outstanding at August 2, 2016, as set forth in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2016.

As of the date of this Schedule 13D, the Reporting Persons beneficially owned in the aggregate 1,116,514 Shares, constituting approximately 8.2% of the then outstanding Shares.  As of the date of this Schedule 13D, the Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

(i)           Juniper Fund beneficially owned 1,116,514 Shares, constituting approximately 8.2% of the then outstanding Shares.

(ii)          Juniper HF Investors, as the general partner of Juniper Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 1,116,514 Shares, constituting approximately 8.2% of the then outstanding Shares.  Juniper HF Investors disclaims beneficial ownership of such Shares for all other purposes.

(iii)         Juniper Investment Company, as the investment advisor of Juniper Fund, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 1,116,514 Shares, constituting approximately 8.2% of the then outstanding Shares.  Juniper Investment Company disclaims beneficial ownership of such Shares for all other purposes.

(iv)         Each of Messrs. Michas and Bartholdson, as the managing members of Juniper HF Investors and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 1,116,514 Shares, constituting approximately 8.2% of the then outstanding Shares.  Messrs. Michas and Bartholdson disclaim beneficial ownership of such Shares for all other purposes.

(b)           Juniper Fund has the sole power to vote or direct the vote of 1,116,514 Shares and the sole power to dispose or direct the disposition of such Shares.  Juniper HF Investors, Juniper Investment Company and Messrs. Michas and Bartholdson may be deemed to share with Juniper Fund the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

(c)           Set forth on Exhibit A to this Schedule 13D is a list of transactions in the Shares effected by Juniper Fund in the past sixty days.  These transactions were all effected in the open market through a broker.  Except for the foregoing, no other transactions in the Shares were effected by the Reporting Persons during the sixty days prior to the date of this Schedule 13D.

(d)      To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)      Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:	Schedule of Transactions
Exhibit B:	Joint Filing Agreement, dated April 13, 2016, among the Reporting Persons (incorporated by reference to the Issuer’s Schedule 13D filed with the Securities and Exchange Commission on April 13, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 2016

JUNIPER TARGETED OPPORTUNITY FUND, L.P.

By:	Juniper HF Investors II, LLC, its General Partner

By :	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

JUNIPER HF INVESTORS II, LLC

By :	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

JUNIPER INVESTMENT COMPANY, LLC

By :	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

By :	/s/ Alexis p. Michas
ALEXIS P. MICHAS

By :	/s/ John A. Bartholdson
JOHN A. BARTHOLDSON